UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        BLACK NICKEL ACQUISITION CORP. II
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                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                      None
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                                 (CUSIP Number)


                        BLACK NICKEL ACQUISITION CORP. II
                      300 Colonial Center Parkway, Ste 260
                             Roswell, Georgia 30076
                                 (678) 353-2190
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 13, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  None
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      Robert Prag
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3.    SEC Use Only


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4.    Source of Funds (See Instructions) (See item 3)

      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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6.    Citizenship or Place of Organization

      U.S.A.
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Number of            7.    Sole Voting Power
Shares
Beneficially               500,000
Owned by             -----------------------------------------------------------
Each                 8.    Shared Voting Power
Reporting
Person With
                     -----------------------------------------------------------
                     9.    Sole Dispositive Power

                           500,000
                     -----------------------------------------------------------
                     10.   Shared Dispositive Power


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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      500,000
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
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13.   Percent of Class Represented by Amount in Row (11)

      33%
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14.   Type of Reporting Person (See Instructions)

      IN
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

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Black Nickel Acquisition Corp. II, whose principal executive offices are located at 300 Colonial Center Parkway, Ste 260, Roswell, Georgia 30076 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Robert Prag. (the "Reporting Person").

      (b) The business address of the Reporting Person is c/o The Del Mar Consulting Group, Inc., 12220 El Camino Real, Suite 400, San Diego, CA 92130.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Management Consultant at The Del Mar Consulting Group, Inc., 12220 El Camino Real, Suite 400, San Diego, CA 92130.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f)   The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person purchased the 500,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $16,667. The source of funding for this purchase was through personal funds.

Item 4. Purpose of Transaction.

      None

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 500,000 shares of Common Stock, representing 33% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed January 12, 2006.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 500,000 shares of Common Stock owned by the Reporting Person.

      (c) The 500,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective June 24, 2005.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 500,000 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          March 13, 2006

                                          ROBERT PRAG


                                          /s/ Robert Prag
                                          -------------------------------